SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway – 32nd Floor

New York, NY 10006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ryan Adams, Staff Attorney John Dana Brown, Attorney Advisor

Re:	Citius Pharmaceuticals, Inc. Amendment No. 1 to Preliminary Proxy Materials on Schedule 14A Filed August 5, 2016 File No. 000-55532

Ladies and Gentlemen:

Citius Pharmaceuticals, Inc. (the "Company"), in connection with its filing of amendment no. 1 to its preliminary proxy statement on Schedule 14A (File No. 000-55532) (the "Amended Proxy Statement"), hereby responds to the Staff's comments raised in the Staff's comment letter dated July 19, 2016. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

Proposal 4, page 21

1.

We note that your disclosure on page 6 regarding "a reverse stock split of the Company's common stock at a specific ration, within a range of 1-for-8 and 1-for-15" and the statement on page 21 that "[d]epending on the radio for the Reverse Stock Split determined by our Board of Directors, no less than eight and no more than fifteen shares of existing common stock, as determined by our Board of Directors, will be combined into one share of common stock." Please reconcile these statements with the disclosures throughout the proxy statement that the outer limit of the Reverse Stock Split proposal would be not more than 1-for 20.

Response:

The Company has revised the preliminary proxy statement so that the disclosures throughout the proxy statement reflect that the outer limit of the Reverse Stock Split proposal is not more than 1-for-20.

Appendix A, page 38

2.

We note your disclosure on page 19 that "[t]he Board of Directors has approved an amendment to our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock to 200,000,000 from 90,000,000. The Company's stockholders are being asked to approve this amendment in the form attached hereto as Appendix A." Please replace the blank spaces in Appendix A with the appropriate figures.

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Response:

The Company has revised Appendix A to reflect that Article FOURTH of the Company's Amended and Restated Articles of Incorporation shall provide that the total number of shares of capital stock which may be issued by the Company is 210,000,000 of which 200,000,000 million shares shall be common stock.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Arthur Marcusof Sichenzia Ross Friedman Ference LLP, our counsel, at (212) 930-9700.

Very truly yours,

Citius Pharmaceuticals, Inc.

By:	/s/ Myron Holubiak
Name: Myron Holubiak Title: Chief Executive Officer

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